Exhibit 99.1

Canopy Growth and TerrAscend Canada Enter Debt Financing Arrangement

Canopy Growth completes C$80.5 million loan to TerrAscend Canada Inc.

SMITHS FALLS, ON, March 11, 2020 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX:WEED, NYSE:CGC) and TerrAscend Canada Inc. ("TerrAscend Canada"), a wholly owned subsidiary of TerrAscend Corp. ("TerrAscend") (CSE:TER, OTCQX: TRSSF), today announced they have entered into a loan financing arrangement in the amount of C$80.5 million (the "Loan") pursuant to a secured debenture (the "Debenture"). In connection with the Loan, TerrAscend has issued 17,808,975 common share purchase warrants to the Company (the "Warrants").

Canopy Growth initially co-invested in TerrAscend in November 2017. On November 30, 2018, Canopy Growth announced the completion of a restructuring transaction with TerrAscend pursuant to which TerrAscend restructured its share capital by way of a plan of arrangement under the Business Corporations Act (Ontario).

"TerrAscend Canada has proven its ability to thrive and this loan is a strong signal that Canopy Growth is confident in their ability to execute over the long term," said David Klein, CEO, Canopy Growth. "We are encouraged by TerrAscend's strong performance and we view the team's experience as an important contributor to its continued success."

"We are pleased to receive this loan from Canopy Growth as we enter into the next stage of TerrAscend's growth and expansion," said Jason Ackerman, Executive Chairman and Interim CEO. "We look forward to continuing to work with Canopy Growth as new opportunities emerge and the regulatory landscape evolves."

Use of Proceeds

The net proceeds are expected to be used by TerrAscend Canada for general corporate purposes and the funding of its Canadian operations, its Arise Bioscience U.S. hemp division, international expansion and the repayment of indebtedness. The funds cannot be used, directly or indirectly, in connection with or for any cannabis or cannabis-related operations in the United States, unless and until such operations comply with all applicable laws of the United States.

Transaction Overview

The Debenture will bear interest at a rate of 6.10% per annum and will mature on March 10, 2030 or such earlier date in accordance with the terms of the Debenture and all interest payments made pursuant to the Debenture are payable in cash by TerrAscend Canada. The Debenture is secured by the assets of TerrAscend Canada, is not convertible and is not guaranteed by TerrAscend. The Warrants are comprised of 15,656,242 common share purchase warrants (the "First Tranche Warrants") with each First Tranche Warrant entitling Canopy Growth to acquire one common share of TerrAscend at an exercise price of $5.14 per share, subject to adjustment in certain events and 2,152,733 common share purchase warrants (the "Second Tranche Warrants") with each Second Tranche Warrant entitling Canopy Growth to acquire one common share of TerrAscend at an exercise price of $3.74 per share, subject to adjustments in certain events. The Warrants will be exercisable by Canopy Growth following changes in U.S. federal laws permitting the cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States. The First Tranche Warrants expire on March 10, 2030 or such earlier date in accordance with the First Tranche Warrants and the Second Tranche Warrants expire on March 10, 2031 or such earlier date in accordance with the Second Tranche Warrants.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics, is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting-edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the use of proceeds, management's belief of TerrAscend's ability over the long term and the expectation that the Loan will enable TerrAscend to fund and execute on its Canadian, U.S. hemp and international businesses. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including regulatory and licensing risks, the ability of the Company to exercise the Warrants and the occurrence of changes in U.S. federal laws regarding the cultivation, distribution or possession of marijuana, changes in the use of proceeds, changes in general economic, business and political conditions, including changes in the financial and stock markets, the global regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change, risks relating to anti-money laundering laws, compliance with extensive government regulation and the interpretation of various laws, regulations and policies, risk associated with divesting certain of investments, public opinion and perception of the cannabis industry, and such risks contained in the public filings of the Company filed with Canadian securities regulators and available on the  issuer profile of the Company on SEDAR at www.sedar.com, including the Company's annual information form dated June 25, 2019. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake any obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Kyna Boyce, Media Relations, media@canopygrowth.com, 613-485-2480; Judy Hong, Vice President, Investor Relations (USA), Judy.hong@canopygrowth.com; Tyler Burns, Vice President, Investor Relations (Canada), Tyler.burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 11-MAR-20